================================================================================
================================================================================


                  JUPITERS LIMITED AND ITS CONTROLLED ENTITIES

                  CONDENSED STATEMENT OF FINANCIAL PERFORMANCE
                   SIX MONTHS ENDED DECEMBER 31, 2002 AND 2001
                                (A$ in thousands)

                                                             Consolidated
                                                             ------------

                                           Note         2002             2001
                                           ----      ---------         ---------
Operating revenues:
     Casino                                         A$234,894         A$246,364
     Hotel                                             68,544            63,665
     Other gaming and wagering                         75,733            69,740
     Gaming equipment sales and
          technology services                          18,547            24,578
                                                     ---------         ---------
                                                      397,718           404,347
Other revenue                               6           2,838             2,795
                                                     ---------         ---------
Total revenue from ordinary activities                400,556           407,142

Employee related expenses                            (116,300)         (114,222)
Government gaming taxes and
     fees/community benefit contribution              (56,857)          (59,561)
Marketing expenses                                    (49,094)          (47,599)
Cost of goods sold                                    (11,489)          (14,223)
Depreciation and amortization expense       6         (27,438)          (26,626)
Borrowing costs                             6         (18,715)          (11,634)
Management fees                                        (9,761)          (10,309)
Property operations and energy costs                  (10,923)          (10,749)
Keno commissions                                      (12,872)          (11,792)
Other expenses from ordinary activities               (34,570)          (31,539)
                                                     ---------         ---------
Profit from ordinary activities
     before income tax expense                         52,537            68,888
Income tax expense                                    (17,331)          (31,939)
                                                     ---------         ---------
Net profit before outside
     equity interests                                  35,206            36,949

Net profit attributable to outside
     equity interests                                    (548)             (763)
                                                     ---------         ---------
Net profit attributable to members
     of the chief entity                               34,658            36,186

Increase in opening balance of retained
profits on adoption of new accounting
standard AASB 1044 "Provisions,
Contingent Liabilities and Contingent
Assets"                                                22,902               -
                                                     ---------         ---------
Total changes in equity other than
those resulting from transactions with
owners as owners                                     A$57,560          A$36,186
                                                     =========         =========
Basic earnings per share
(Australian cents per share)                             17.2              15.0
                                                     =========         =========
Diluted earnings per share
(Australian cents per share)                             17.2              15.0
                                                     =========         =========


              The accompanying notes form an integral part of this
                  condensed statement of financial performance

================================================================================


                  JUPITERS LIMITED AND ITS CONTROLLED ENTITIES

                    CONDENSED STATEMENT OF FINANCIAL POSITION
                       DECEMBER 31, 2002 AND JUNE 30, 2002
                                (A$ in thousands)

                                                             Consolidated
                                                             ------------

                                                      12/31/02         06/30/02
                                                    ----------        ----------
CURRENT ASSETS:
   Cash assets                                       A$65,404          A$85,301
   Receivables                                         25,226            18,420
   Inventories                                         17,178            14,098
   Other                                                9,654            10,568
                                                    ----------        ----------
        Total current assets                          117,462           128,387
                                                    ----------        ----------


NON-CURRENT ASSETS:
   Property, plant and equipment                      797,908           792,061
   Intangibles                                        116,840           122,831
   Deferred tax assets                                  1,039               -
   Other                                               24,677            24,052
                                                    ----------        ----------
        Total non-current assets                      940,464           938,944
                                                    ----------        ----------
        Total assets                                1,057,926         1,067,331
                                                    ----------        ----------

CURRENT LIABILITIES:
   Payables                                            96,361            93,699
   Interest bearing liabilities                         1,276             1,827
   Current tax liabilities                              2,505            21,348
   Other provisions                                    17,917            36,375
                                                    ----------        ----------
        Total current liabilities                     118,059           153,249
                                                    ----------        ----------

NON-CURRENT LIABILITIES:
   Interest bearing liabilities                       451,672           431,695
   Deferred tax liabilities                              -                2,358
   Other provisions                                    12,271            10,622
                                                    ----------        ----------
        Total non-current liabilities                 463,943           444,675
                                                    ----------        ----------
        Total liabilities                             582,002           597,924
                                                    ----------        ----------
        Net assets                                  A$475,924         A$469,407
                                                    ==========        ==========

EQUITY:
   Contributed equity                               A$311,410         A$310,457
   Retained profits                                   164,514           127,592
                                                    ----------        ----------
   Chief entity interest                              475,924           438,049
   Outside equity interest                               -               31,358
                                                    ----------        ----------
        Total equity                                A$475,924         A$469,407
                                                    ==========        ==========


              The accompanying notes form an integral part of this
                    condensed statement of financial position


================================================================================


                  JUPITERS LIMITED AND ITS CONTROLLED ENTITIES

                        CONDENSED STATEMENT OF CASH FLOWS
                   SIX MONTHS ENDED DECEMBER 31, 2002 AND 2001

                                                             Consolidated
                                                             ------------

                                                        2002             2001
                                                     ---------         ---------
CASH FLOWS PROVIDED BY OPERATING ACTIVITIES:
   Cash receipts in the course of operations        A$392,598         A$393,185
   Cash payments in the course of operations         (292,960)         (280,906)
   Interest received                                    1,032             1,677
   Borrowing costs                                    (23,207)          (11,003)
   Income taxes paid                                  (39,845)          (32,492)
                                                     ---------         ---------
        Net cash provided by operating
             activities                                37,618            70,461
                                                     ---------         ---------

CASH FLOWS USED IN INVESTING ACTIVITIES:
   Purchase of property, plant and equipment          (29,189)          (17,404)
   Proceeds from sale of property, plant
        and equipment                                     120                39
   Purchase of businesses                                 -              (2,000)
   Increase in ownership interest in
        controlled entity                             (24,285)               -
                                                     ---------         ---------

        Net cash used in investing activities         (53,354)          (19,365)
                                                     ---------         ---------

CASH FLOWS USED IN FINANCING ACTIVITIES:
   Repayment of borrowings                            (20,300)          (90,400)
   Proceeds from borrowings                            40,000            40,000
   Ordinary dividends paid                            (22,902)          (25,672)
   Repayment of finance lease                            (959)             (937)
                                                     ---------         ---------
        Net cash used in financing activities          (4,161)          (77,009)
                                                     ---------         ---------
   Net decrease in cash held                          (19,897)          (25,913)

   Cash at the beginning of the period                 85,301           116,742
                                                     ---------         ---------
   Cash at the end of the period                     A$65,404          A$90,829
                                                    ==========        ==========


              The accompanying notes form an integral part of this
                        condensed statement of cash flows


================================================================================


                   JUPITERS LIMITED AND ITS CONTROLLED ENTITIES

                     NOTES TO THE CONDENSED FINANCIAL REPORT



1.   BASIS OF PREPARATION OF THE FINANCIAL REPORT

     Basis of Preparation

     This general purpose consolidated financial report has been prepared for the six months ended December 31, 2002 in accordance with Australian Accounting Standard AASB 1029: Interim Financial Reporting and other mandatory professional reporting requirements. It is recommended that this report be read in conjunction with the June 30, 2002 annual financial report and any public announcements made by Jupiters Limited and its controlled entities during the half year in accordance with the continuous disclosure obligations of the Corporations Act 2001 and Australian Stock Exchange Listing Rules. This financial report does not include all notes of the type normally included within the annual financial report. This financial report has been prepared on the basis of historical costs and the accounting policies adopted are consistent with those applied in the June 30, 2002 annual financial report.

     Changes in Accounting Policies

     The consolidated entity has complied with the new Accounting Standard AASB 1044 "Provisions, Contingent Liabilities and Contingent Assets" which has resulted in a change in the accounting for dividend provisions. Previously, the consolidated entity recognised a provision for dividend based on the amount that was proposed or declared after the reporting date. In accordance with the requirements of the new standard, a provision for dividend will only be recognised at the reporting date where the dividends are declared, determined or publicly recommended prior to the reporting date. The effect of the revised policy has been to increase consolidated retained profits and decrease provisions at the beginning of the half year by A$22,902,000. In accordance with the new Standard, no provision for dividend has been recognised for the half year ended December 31, 2002. The change in accounting policy has had no effect on basic or diluted EPS.


2.   CHANGE IN COMPOSITION OF ENTITY

     Throughout the six months ended December 31, 2002, Jupiters Limited held an ownership interest of 47.5% in Breakwater Island Trust, a controlled entity. On December 31, 2002, Jupiters Limited effectively increased its ownership interest to 100% by declaring its takeover bid unconditional by that date. Jupiters Limited has exercised its right to compulsorily acquire the 5.8% ownership interest held by dissenting unitholders of Breakwater Island Trust as at December 31, 2002. The total consideration offered for the increase in ownership interest was A$27.9 million excluding transaction costs, this was funded by the issue of A$0.9 million Jupiters Limited ordinary shares at December 31, 2002 and the balance in cash.


================================================================================


                   JUPITERS LIMITED AND ITS CONTROLLED ENTITIES

              NOTES TO THE CONDENSED FINANCIAL REPORT - (Continued)



3.   CONTINGENT LIABILITIES

     Since the last annual reporting date, there has been no change in contingent liabilities.


4.   DIVIDENDS

     The Directors have declared an interim fully franked dividend of 11 Australian cents per share for the year ending June 30, 2003 (2001: 10 Australian cents per share fully franked). This declaration will result in the payment of approximately A$22.2 million in March 2003, subject to any allotment of Jupiters Limited's shares under the Breakwater Island Trust compulsory acquisition process.

                                                        2002             2001
                                                     ---------         ---------
5.   RETAINED PROFITS (A$ IN THOUSANDS)

     Retained profits at the beginning
        of the half year                               A$127,592      A$123,881
     Net profit attributable to members
        of the chief entity                               34,658         36,186
     Adjustment arising from adoption
        of new accounting standard
        AASB 1044 "Provisions, Contingent
        Liabilities and Contingent Assets"                22,902            -
     Interim dividend of 10 Australian
        cents per share, fully franked at
        30% related to year ended
        June 30, 2002                                        -          (24,135)
     Final dividend of 11 Australian cents
        per share, fully franked at 30%
        related to year ended
        June 30, 2002                       (22,148)
     Final distribution of 1 Australian
        cent per unit, fully franked at
        30% payable by Breakwater Island
        Trust to outside equity interests
        related to year ended
        June 30, 2002                          (754)
                                            --------
                                                         (22,902)           -

     Reclassification of retained earnings
        on acquisition of controlled entity                2,264            -
     Over provision of prior year final
        distribution payable by Breakwater
        Island Trust to outside equity
        interest                                             -              151
                                                       ---------      ----------
     Retained profits at the end of the
        half year                                      A$164,514      A$136,083
                                                       =========      ==========


================================================================================


                  JUPITERS LIMITED AND ITS CONTROLLED ENTITIES

              NOTES TO THE CONDENSED FINANCIAL REPORT - (Continued)

                                                             Consolidated
                                                             ------------

                                                        2002             2001
                                                     ---------         ---------
6.   PROFIT FROM ORDINARY ACTIVITIES
     (A$ IN THOUSANDS)

     Profit from ordinary activities has
        been arrived at after:

     Crediting the following -

     Operating revenues:
        Casino                                      A$234,894         A$246,364
        Hotel                                          68,544            63,665
        Other gaming and wagering                      75,733            69,740
        Gaming equipment sales and
           technology services                         18,547            24,578
                                                     ---------         ---------
                                                    A$397,718         $A404,347
                                                     ---------         ---------

     Other revenues:
        Interest from other persons                   A$1,125           A$1,435
        Proceeds from sale of property,
           plant and equipment                            120                39
        Other                                           1,593             1,321
                                                     ---------         ---------
                                                      A$2,838           A$2,795
                                                     ---------         ---------

     Charging the following expenses -

     Depreciation and amortization expense:
        Depreciation of property, plant
           and equipment                             A$20,664          A$20,179
        Amortization of:
           Leased assets                                1,612             1,657
           Goodwill                                     3,918             3,973
           Management contract                            264               264
           Deferred borrowing costs                       980               553
                                                     ---------         ---------
                                                     A$27,438          A$26,626
                                                     ---------         ---------

     Borrowing costs:
        Unsecured notes issued in USA                 A$9,749           A$9,751
        Reset preference shares classified
           as liabilities                               7,813               -
        Bank loans and overdraft                        1,097             1,771
        Finance charges relating to leases                 56               112
                                                     ---------         ---------
                                                     A$18,715          A$11,634
                                                     ---------         ---------

     Other expenses:
        Property lease rentals                          2,711             2,739
        Government gaming taxes/community
           benefit contribution                        55,364            54,804
        Bad debts written off and provision
           for doubtful debts                           2,261               863


================================================================================


                  JUPITERS LIMITED AND ITS CONTROLLED ENTITIES

              NOTES TO THE CONDENSED FINANCIAL REPORT - (Continued)


7.   SEGMENT INFORMATION (A$ IN THOUSANDS)

                                    December 31, 2002        December 31, 2001
                                   -------------------     ---------------------

                                   Segment     Segment     Segment      Segment
                                   Revenue     Result      Revenue      Result
Business Segments:
------------------

Land based operations             A$305,164    A$60,162    A$311,690   A$71,530

Wide-area operations                 60,997      13,570       60,986     11,441

Technology operations                26,581         787       28,811        650

Sportsbetting operations             16,573       4,686       11,824      4,928

Net interest                          1,125     (17,590)       1,435    (10,199)

Unallocated                           1,537     (10,761)       3,100    (10,410)

Eliminations                        (11,421)      1,683      (10,704)       948

                                  ---------    --------    ---------   ---------
Consolidated                      A$400,556    A$52,537    A$407,142   A$68,888
                                  ---------    --------    ---------   ---------

LAND BASED OPERATIONS
Comprises hotel and casino operations at Hotel Conrad and Jupiters Casino (Gold Coast), Hotel Conrad and Treasury Casino (Brisbane) and Jupiters Townsville Hotel and Casino (Townsville) as well as other Breakwater Island Trust activities in Townsville.

WIDE-AREA OPERATIONS
Comprises keno operations throughout Queensland and in clubs in New South Wales and gaming machine monitoring and related activities in Queensland clubs and hotels.

TECHNOLOGY OPERATIONS
Comprises national gaming and information technology service providers.

SPORTSBETTING OPERATIONS
Comprises Centrebet sportsbetting business.


Consolidated segment result equates to profit from ordinary activities before income tax expense.

Goodwill attributable to the acquisition of the AWA group is included in Unallocated.


================================================================================


                  JUPITERS LIMITED AND ITS CONTROLLED ENTITIES

                 NOTES TO THE FINANCIAL STATEMENTS - (Continued)


8.   UNITED STATES GENERALLY ACCEPTED ACOUNTING PRINCIPLES (UNITED STATES
     GAAP)

(A)  RECONCILIATION OF AUSTRALIAN GAAP TO UNITED STATES GAAP

     The following reconciliations have been provided to give additional information as required under United States GAAP. A description of the major differences between Australian GAAP and United States GAAP follows the reconciliations.

                                                                    CONSOLIDATED
                                                                    ------------
(A$ IN THOUSANDS)                                    6 MONTHS TO     6 MONTHS TO
                                            NOTE   DECEMBER 2002   DECEMBER 2001
                                            ----   -------------   -------------
Net profit reported under Australian GAAP              A$34,658        A$36,186
    Depreciation                            (i)          (1,726)         (1,726)
    Conrad Treasury and Jupiters Keno
      preopening expenses                   (ii)            329             329
    Mark to fair value of cross currency
       swap during the period               (iii)        (1,306)          2,887
    Unrealised foreign exchange
       gain/(loss) on Notes                 (iv)           (625)          2,697
    Software development costs              (v)             130          (1,564)
    Write back of Jupiters Machine
       Gaming impairment charge             (vi)           (123)          1,500
    Debt issuance costs                     (vii)            95               -
    Debt costs - Reset
       Preference Share discount            (xiv)        (1,245)              -
    Start-Up activity costs                 (xvii)         (726)              -
    Amortization of goodwill                (xviii)       3,918               -
    Goodwill impairment charge              (xviii)      (2,500)              -
    Net deferred tax effect of
       above adjustments                                    668          (1,755)
    Tax effect of equity method investment  (viii)            -           1,005
Net profit under United States GAAP                    A$31,547        A$39,559
                                                       ---------       ---------

Basic Earnings per share (cents)            (ix)           15.7            16.4

Diluted Earnings per share (cents)          (ix)           15.7            16.4
                                                           ====            =====

Shareholders' equity as reported
       under Australian GAAP.                         A$475,924       A$633,608

    Accumulated depreciation                (i)         (32,510)        (29,059)
    Conrad Treasury and Jupiters
       Keno preopening expenses             (ii)        (14,562)        (15,249)
    Dividends payable                       (x)               -          24,136
    Capitalized interest income             (xi)          1,858           1,886
 Breakwater Island Trust -
       Outside Equity Interest              (xii)             -         (31,400)
Breakwater Island Trust -
       distribution paid to
       Outside Equity Interest              (xii)             -           3,469
    Cumulative effect of
       exchange rates on Notes              (iv)        (24,677)        (48,839)
    Cumulative effect of
       change in swap fair value            (iii)         9,471          10,087
    Software development costs.             (v)          (1,434)         (1,564)
    Write back of Jupiters
       Machine Gaming impairment charge     (vi)          1,008           1,500
    Debt issuance costs                     (vii)          (859)              -
    Tax effect of equity method investment  (viii)            -           1,005
    Cumulative effect of debt costs -
       Reset Preference Share discount      (xiv)        (1,485)              -
    Beneficial conversion factor            (xiv)        10,009               -
    Start-Up activity costs                 (xvii)       (4,011)              -
    Amortization of goodwill                (xviii)       3,918               -
    Goodwill impairment charge              (xviii)      (2,500)              -
    Net deferred tax effect of
       above adjustments                                  9,861          15,552
                                                      ==========      ==========
Shareholders' equity under United States GAAP         A$430,011       A$565,132
                                                      ==========      ==========


================================================================================


                  JUPITERS LIMITED AND ITS CONTROLLED ENTITIES

                 NOTES TO THE FINANCIAL STATEMENTS - (Continued)


8.   UNITED STATES GENERALLY ACCEPTED ACOUNTING PRINCIPLES (UNITED STATES GAAP)
     - (CONTINUED)

     (A)      RECONCILIATION OF AUSTRALIAN GAAP TO UNITED STATES GAAP
              - (CONTINUED)

     (i)      DEPRECIATION
              Both Australian GAAP and United States GAAP specify that non-current Assets (including buildings) are to be depreciated over the useful life of such assets to the business. The useful life of the Conrad Jupiters' and Conrad Treasury buildings have been adjusted to 40 years to attain consistency with general practice in the application of United States GAAP. The Consolidated Entity expects the useful life of those assets to exceed that timeframe.

     (ii)     CONRAD TREASURY AND JUPITERS KENO PREOPENING EXPENSES

              Under Australian GAAP, expenses may be deferred to future accounting periods where the estimated future benefits to be derived from such expenses are likely to be sufficient to recover those expenses. The Consolidated Entity has deferred certain costs incurred during the development and start up phase of both the Conrad Treasury and the real-time, wide-area keno operations and these costs are amortised over the period of estimated future benefit. Under United States GAAP, such costs must be expensed when incurred.

     (iii)    MARK TO FAIR VALUE OF CROSS CURRENCY SWAP DURING THE PERIOD

              Under United States GAAP, in accordance with Statement of Financial Accounting Standards (SFAS) No. 133 "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133), derivatives are carried on the Statement of Financial Position at fair value and except in certain circumstances where hedge accounting is adopted, changes in the fair value of derivatives are recorded through net profit. Hedge accounting has not been adopted in accounting for the cross currency swap. For Australian GAAP purposes, hedge accounting has been applied and no mark-to-market adjustment has been recorded.

     (iv)     UNREALISED FOREIGN EXCHANGE LOSS ON NOTES

              Under Australian GAAP, hedge accounting has been applied and the United States denominated debt principal has been stated at the spot foreign exchange rate in effect at the reporting date. An amount has been recorded as a hedge receivable to reflect the effect of exchange rate movements sheltered by the related swap agreement. For United States GAAP purposes, the hedge accounting has not been applied and the movements in the hedge receivable amount have been recorded through net profit.


================================================================================


                  JUPITERS LIMITED AND ITS CONTROLLED ENTITIES

                 NOTES TO THE FINANCIAL STATEMENTS - (Continued)


8.   UNITED STATES GENERALLY ACCEPTED ACOUNTING PRINCIPLES (UNITED STATES GAAP)
     - (CONTINUED)

     (A)      RECONCILIATION OF AUSTRALIAN GAAP TO UNITED STATES GAAP -
              (CONTINUED)

     (v)      SOFTWARE DEVELOPMENT COSTS

              Under Australian GAAP, the Consolidated Entity has capitalized certain costs associated with the internal development of software to be used in its gaming operations, which can also be marketed to third parties. These costs include internal costs associated with completing a detailed program design, including investigating the feasibility of various alternative designs.

              Under United States GAAP, SFAS 86 "Accounting for the Costs of Computer Software to Be Sold, Leased or Otherwise Marketed" indicates that costs associated with computer software to be sold, leased or otherwise marketed cannot be capitalized until "technological feasibility" has been obtained. Based on the provisions of this standard, the Consolidated Entity was required to expense certain costs for United States GAAP reporting that were capitalized for Australian GAAP reporting.

              During the period to December 31, 2002 the Consolidated Entity began amortizing the above software development costs. As these software development costs were previously expensed under US GAAP, the current period amortization has been reversed.

    (vi)      WRITE BACK OF JUPITERS MACHINE GAMING IMPAIRMENT CHARGE

              Under Australian GAAP, specifically the provisions of AASB 1010, "Recoverable Amount of Non-Current Assets," the Consolidated Entity recognized an impairment charge of A$1,500,000 relating to deferred costs that are not expected to be fully recoverable. Under United States GAAP, the Consolidated Entity performed a separate analysis of its long-lived assets, based on the undiscounted cashflow methodology described in SFAS 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." On this basis, no impairment charge was recognized for United States GAAP reporting. During the current period this amount was amortized for United States GAAP purposes.

    (vii)     DEBT ISSUANCE COSTS

              At June 30, 2002 the Consolidated Entity capitalized the cost of an interest rate swaption contract associated with a debt raising as disclosed in "Financial Statements - Note 15 - "Interest Bearing Liabilities". Under United States GAAP, the cost of this swaption was expensed.

              During the period to December 31, 2002 the Consolidated Entity amortized the capitalized cost of the above interest rate swaption As this expense was previously expensed under US GAAP, the current period amortization has been reversed.


================================================================================


                  JUPITERS LIMITED AND ITS CONTROLLED ENTITIES

                 NOTES TO THE FINANCIAL STATEMENTS - (Continued)

8.   UNITED STATES GENERALLY ACCEPTED ACOUNTING PRINCIPLES (UNITED STATES GAAP)
     - (CONTINUED)

     (A)      RECONCILIATION OF AUSTRALIAN GAAP TO UNITED STATES GAAP
              - (CONTINUED)

     (viii)   TAX EFFECT OF EQUITY METHOD INVESTMENT

              Under Australian GAAP, the difference between the book basis and tax basis of an equity method investment is not tax effected. US GAAP requires that a temporary difference be recorded for the difference between the book basis of an equity method investment and its tax basis, except for certain situations in which the investment is considered to be permanent in duration. Accordingly, a deferred tax asset was recognized for US GAAP reporting.

     (ix)     EARNINGS PER SHARE ("EPS")

                                              SIX MONTHS ENDED DECEMBER 31, 2002

                                                                    PER SHARE A$
                                        INCOME A$         SHARES           CENTS
                                        ---------         ------    ------------

              Net profit under
              United States GAAP       31,547,000

              BASIC EPS
              Income available
              to common stockholders   31,547,000    201,349,866            15.7
                                                                    ------------

              EFFECT OF
              DILUTIVE SECURITIES               -              -

              DILUTED EPS
              Income available to
              common stockholders      31,547,000    201,349,866            15.7
                                                                    ------------

              1,901,735 Jupiters Reset Preference Shares "RPS" were outstanding during the six months ended 31 December 2002 but were not included in the computation of diluted EPS they were not dilutive.

              For the six months ended 31 December 2001 no adjustments were made to the reported income and shares reported for the purposes of basic and diluted earnings per share.


================================================================================


                  JUPITERS LIMITED AND ITS CONTROLLED ENTITIES

                 NOTES TO THE FINANCIAL STATEMENTS - (Continued)


8.   UNITED STATES GENERALLY ACCEPTED ACOUNTING PRINCIPLES (UNITED STATES GAAP)
     - (CONTINUED)

     (A)      RECONCILIATION OF AUSTRALIAN GAAP TO UNITED STATES GAAP
              - (CONTINUED)

     (x)      DIVIDENDS PAYABLE

              At 31 December 2001 a provision for dividend had been made for the purposes of Australian GAAP. This dividend had not been declared, determined or publically recommended prior to 31 December 2002. This provision for dividend was reversed for the purposes of United States GAAP.

              Effective July 1, 2002, the Consolidated Entity adopted AASB 1044 for Australian reporting purposes. Under AASB 1044 a provision for dividend is only recognized at the reporting date where the dividends are declared, determined or publically recommended prior to the reporting date. In accordance with this Standard, no provision for dividend has been recognized for the half year ended December 31, 2002. Similarly under United States GAAP, dividends and distributions are recognized in the period in which they are declared and become legally payable.

     (xi)     CAPITALIZED INTEREST INCOME

              Interest income on unutilized funds was capitalized during the construction of Conrad Treasury. Under Australian GAAP, this interest income was capitalized and included in the development costs and amortized over the useful life of the project. Under United States GAAP, this interest income is accounted for as income in the year earned.

     (xii)    BREAKWATER ISLAND TRUST - OUTSIDE EQUITY INTEREST

              Outside equity interest has been included in shareholders' equity reported for Australian GAAP. The amount reported does not reflect distributions to outside equity interests. Under United States GAAP, outside equity interest does not form part of shareholders' equity. For United States GAAP purposes, outside equity interest has been reduced by distributions to outside equity interests and has been removed from Shareholders' Equity.

              At 31 December 2002 the outside equity interest was converted to Jupiters Limited ("Chief Entity") interest in accordance with transactions as disclosed in Note 2 "Changes in Composition of the Entity."


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                  JUPITERS LIMITED AND ITS CONTROLLED ENTITIES

                 NOTES TO THE FINANCIAL STATEMENTS - (Continued)


8.   UNITED STATES GENERALLY ACCEPTED ACOUNTING PRINCIPLES (UNITED STATES GAAP)
     - (CONTINUED)

     (A)      RECONCILIATION OF AUSTRALIAN GAAP TO UNITED STATES GAAP
              - (CONTINUED)

     (xiii)   INVESTMENT IN BREAKWATER (A$ IN THOUSANDS)

              As at June 30, 2000, the Consolidated Entity began consolidating Breakwater Island Trust for Australian GAAP purposes. For United States GAAP purposes, the investment in Breakwater Island Trust would be accounted for as an equity basis investment. However, on December 31, 2002, Jupiters Limited effectively increased its ownership interest to 100% by declaring its takeover bid unconditional by that date. Jupiters Limited has exercised its right to compulsorily acquire the 5.8% ownership interest held by dissenting unitholders of Breakwater Island Trust at December 31, 2002. At 31 December 2001 assets and liabilities would not appear on the United States GAAP balance sheet. The following are the assets and liabilities of Breakwater Island Trust that are included in the Australian GAAP Balance Sheet at 31 December 2001.

              ASSET/LIABILITY                                  DECEMBER 31, 2001

              Cash Assets - Current                                     A$ 3,233
              Receivables - Current                                          497
              Inventories - Current                                          256
              Prepayments - Current                                          737
              Property, Plant and Equipment - Non Current                 56,512
              Deferred Tax Assets - Non Current                              568
              Payables - Current                                           3,573
              Tax Liabilities                                                785
              Other Provisions                                             1,315
              Interest Bearing Liabilities - Non Current                   2,100
              Other Provisions - Non Current                               1,038


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                  JUPITERS LIMITED AND ITS CONTROLLED ENTITIES

                 NOTES TO THE FINANCIAL STATEMENTS - (Continued)


8.   UNITED STATES GENERALLY ACCEPTED ACOUNTING PRINCIPLES (UNITED STATES GAAP)
     - (CONTINUED)


     (A)      RECONCILIATION OF AUSTRALIAN GAAP TO UNITED STATES GAAP
              - (CONTINUED)

     (xiii)   INVESTMENT IN BREAKWATER (A$ IN THOUSANDS) - (CONTINUED)

              Instead, for United States GAAP purposes, the balance sheet would include a non-current asset, Investment in Associates, of A$22,966,490 at December 31, 2001. In addition, for Australian GAAP purposes, the Statement of Financial Performance included operating revenues of 2001: A$21,644,000 and operating expenses of 2001: A$19,993,000 attributable to Breakwater Island Trust.

              The following are the cash flows of Breakwater Island Trust that are included in the Australian GAAP Statement of Cash Flows:

                                                                        2001

              Cash flows from operating activities                  A$3,746
              Cash flows from investing activities                     (780)
              Cash flows from financing activities                   (6,708)

              These cash flows would not appear in the United States GAAP Statement of Cash Flows for December 31, 2001.

     (xiv)    BENEFICIAL CONVERSION FACTOR (A$ IN THOUSANDS)

              1,901,735 reset preference shares ("RPS") were issued on April 11, 2002 at a face value of A$100 each with a coupon of 8.15% per annum. The coupon is payable semi-annually, is cumulative and ranks senior to the payment of ordinary dividends. The RPS have a ten year term with specified terms able to be reset by the Company at the end of year five. Holders of RPS have the ability to request conversion of their securities to ordinary shares in Jupiters Limited and the Company may convert, repurchase such securities or sell them to a third party. Furthermore, the Company may repurchase the securities at the time of reset, maturity or if the coupon ceases to be tax deductible. Holders of RPS generally have no voting rights except in limited circumstances. The rights of holders of RPS are subordinated to all claims except ordinary shareholders. The RPS are quoted for trading on the Australian Stock Exchange. For the purposes of United States GAAP these instruments may be classified as either mezzanine or debt, but not as permanent equity. Because the company presents the RPS as debt, dividends and amortization of the beneficial conversion feature are classified as interest expense.


================================================================================


                  JUPITERS LIMITED AND ITS CONTROLLED ENTITIES

                 NOTES TO THE FINANCIAL STATEMENTS - (Continued)


8.   UNITED STATES GENERALLY ACCEPTED ACOUNTING PRINCIPLES (UNITED STATES GAAP)
     - (CONTINUED)

     (A)      RECONCILIATION OF AUSTRALIAN GAAP TO UNITED STATES GAAP
              - (CONTINUED)

     (xiv)    BENEFICIAL CONVERSION FACTOR (A$ IN THOUSANDS) - (CONTINUED)

              For the purposes of Australian GAAP, the RPS have been recorded as Non-Current Interest Bearing Liabilities. In accordance with United States GAAP, specifically EITF 98-5 "Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios", the value of the embedded conversion feature has been determined to be approximately A$10 million and has been recorded as paid in capital. This beneficial conversion factor is being amortised in accordance with an effective annual interest rate method over the five-year period to the first reset date.

     (xv)     PLAYER INCENTIVES - CASH REWARDS (A$ IN THOUSANDS)

              The Consolidated Entity, through the operation of a "cash back rewards scheme" in place at its casino operations in Brisbane and on the Gold Coast, refunds to certain customers a cash reward based on the volume of play by those customers. For Australian GAAP, these refunds are recorded as marketing expenditure. In accordance with United States GAAP, specifically EITF 01-9, "Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products)", customer cash rewards should be recorded as a deduction to revenue and not as an expense. Accordingly, revenues reported under Australia GAAP should have the following amounts deducted for the purposes of determining revenue in accordance with United States GAAP:

                               DECEMBER  31, 2002     DECEMBER  31, 2001

              Cash Rewards                A$5,732                A$6,170

     (xvi)    FINANCIAL STATEMENTS OF GUARANTORS

              A number of controlled entities of the Consolidated Entity are guarantors to the United States dollar denominated debt. The consolidated position, performance and cash flows of the consolidated guarantors are not materially different to the position, performance and cash flow of the Consolidated Entity after the exclusion of amounts related to Breakwater Island Limited.


================================================================================


                  JUPITERS LIMITED AND ITS CONTROLLED ENTITIES

                 NOTES TO THE FINANCIAL STATEMENTS - (Continued)


8.   UNITED STATES GENERALLY ACCEPTED ACOUNTING PRINCIPLES (UNITED STATES GAAP)
     - (CONTINUED)

     (A)      RECONCILIATION OF AUSTRALIAN GAAP TO UNITED STATES GAAP
              - (CONTINUED)

     (xvii)   START-UP ACTIVITY COSTS

              Under Australian GAAP, expenses may be deferred to future accounting periods where the estimated future benefits to be derived from such expenses are likely to be sufficient to recover those expenses. The Consolidated Entity has deferred certain costs incurred relating to the development of future business operations. Under United States GAAP, in accordance with Statement of Position 98-5, "Accounting for the Costs of Start-Up Activities" costs incurred in future business operations prior to the securing of a contract for that business operation must be expensed.

     (xviii)  GOODWILL

              In July 2001, the Financial Accounting Standards Board issued SFAS No. 141,"Accounting for Business Combinations", and SFAS No. 142, "Goodwill and Other Intangible Assets". The Consolidated Entity adopted these standards on July 1, 2002. These standards affect accounting for business combinations consummated after June 30, 2001 and existing goodwill and other intangible assets of the Consolidated Entity.

              The standards require, among other provisions, companies to review for possible impairment of goodwill existing at the date of adoption and perform subsequent impairment tests on an annual basis. The standards no longer require the amortization of goodwill while other intangible assets will continue to be amortized over their estimated useful lives, which, if supportable, may be a period that exceeds the current maximum period of 40 years. Intangible assets with indeterminable useful lives will not be amortized but assessed for impairment in accordance with SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets".

              During the six months to December 31, 2002 the Consolidated entity wrote back the amortisation of goodwill recorded under Australian GAAP and recognised an impairment charge related to goodwill in accordance with United States GAAP.

              During the six months to December 31, 2001 the Consolidated Entity recorded goodwill amortisation of A$3,973,000 which decreased basic and diluted earnings per share by A1.6 cents per share.


================================================================================


                  JUPITERS LIMITED AND ITS CONTROLLED ENTITIES

                 NOTES TO THE FINANCIAL STATEMENTS - (Continued)


8.   UNITED STATES GENERALLY ACCEPTED ACOUNTING PRINCIPLES (UNITED STATES GAAP)
     - (CONTINUED)

     (B)      ADDITIONAL DISCLOSURES FOR UNITED STATES INVESTORS

              Defined Contribution Superannuation Funds

              The Consolidated Entity makes payments in respect of employees into defined contribution superannuation funds. The total amount paid during the year was A$8.1 million (2001: A$7.4 million).

              Employee Share Plan

              The Consolidated Entity has established an employee share plan whereby shares may be purchased on behalf of employees on market through payroll deductions.

              Commitments (A$ in thousands)

              The aggregate amounts of principal maturities (excluding finance leases) outstanding at December 31, 2002 comprise unsecured Notes of United States $135 million repayable in March 2006, A$20 million drawn under a multi-option syndicated facility agreement dated April 26, 2001 and A$2.4 million drawn by Breakwater Island Trust under a secured commercial bill facility which was refinanced in August 2001.

              Also outstanding at December 31, 2002 were A$190 million Reset Preference Shares ("RPS").

              Land, Buildings and Casino Licenses (A$ in thousands)

              Land, buildings and casino licenses at cost as shown in the financial statements, includes costs of A$102 million associated with the acquisition of the casino license for Conrad Treasury (including a security deposit of A$50 million in respect of future lease payments for the leasehold premises that is presently being refunded to the Consolidated Entity over a ten year period).


================================================================================


                  JUPITERS LIMITED AND ITS CONTROLLED ENTITIES

                 NOTES TO THE FINANCIAL STATEMENTS - (Continued)


8.   UNITED STATES GENERALLY ACCEPTED ACOUNTING PRINCIPLES (UNITED STATES GAAP)
     - (CONTINUED)

     (B)      ADDITIONAL DISCLOSURES FOR UNITED STATES INVESTORS - (CONTINUED)

              Executive Option Plan

              The Chief Entity has established an executive share option plan whereby certain employees have been granted options to purchase the Chief Entity's shares at a price equal to the market value of the shares on the date the options were granted. These options vest three years after the grant date. The number of options that will ultimately vest is dependent upon the overall return to ordinary shareholders during the three-year vesting period compared to a benchmark group of similar sized companies listed on the Australian Stock Exchange.

              Under Australian GAAP, no compensation expense will be recognized relating to these share options. Under United States GAAP, the Chief Entity has elected to calculate compensation expense for these share options based on Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." This standard requires the Chief Entity to record compensation expense when it becomes probable that the conditions for vesting will be achieved. Upon management's assessment that probability of vesting has been reached, compensation expense will be recorded based on the intrinsic value of the options, measured as the difference between the share price and the exercise price at the measurement date.
              No compensation cost has been recognized to date as it is not yet probable that the conditions for vesting will be achieved.

             Allowances (A$ in thousands)

             The Consolidated Entity has made the following allowances at June 30 and 31 December 2002:

                             BALANCE AT
                             BEGINNING     ADDITIONS    DEDUCTIONS    BALANCE AT
             DESCRIPTION     OF PERIOD     IN PERIOD    IN PERIOD     PERIOD END
             -------------------------------------------------------------------
             Allowance
             for Doubtful
             Debts               7,275         2,590             -         9,865
             -------------------------------------------------------------------
             Allowance for
             Diminution in
             Inventory Value     5,055             -          (685)        4,370
             -------------------------------------------------------------------
             Allowance for
             Valuation of
             Deferred Tax
             Assets              9,236           518             -         9,754
             -------------------------------------------------------------------


================================================================================


                  JUPITERS LIMITED AND ITS CONTROLLED ENTITIES

                 NOTES TO THE FINANCIAL STATEMENTS - (Continued)


8.   UNITED STATES GENERALLY ACCEPTED ACOUNTING PRINCIPLES (UNITED STATES GAAP)
     - (CONTINUED)

     (B)     ADDITIONAL DISCLOSURES FOR UNITED STATES INVESTORS - (CONTINUED)

             Revenue Recognition - Sale of Goods

             Revenue from the sale of goods is recognised in accordance with Australian Accounting Standard 1004 "Revenue". In accordance with this standard revenue from the sale of goods is recorded when all of the following conditions have been satisfied; (1) control in the goods being sold passes to the buyer; (2) it is probable consideration will pass from the buyer in accordance with an established arrangement; and (3) the amount of consideration to pass can be reliably measured. No adjustments have been recorded relating to revenue from the sale of goods, as the principles of revenue recognition do not differ from those that would be applied under United States GAAP.

             Contingent Liabilities

             (a) Australian Taxation Office (ATO) Audit - AWA Limited

             AWA Limited is currently the subject of an audit by the ATO. The ATO is reviewing the availability of tax losses incurred in 1998, 1990 and 1991 which have been utilised by AWA and its wholly owned controlled entities. The matter continues to progress with the ATO, however at December 31, 2002 it is too early to determine what, if any, liability might ultimately arise. Should the ATO's current position prevail, the effect would be to increase purchased goodwill by approximately $19 million, excluding any penalties.

             (b) Other Regulatory Matters

             From time to time the Consolidated Entity is the subject of inquiries by various regulatory bodies. Management does not believe that there are any such enquiries that would currently have a material effect on the Company's results of operations and financial position.

9.   SUBSEQUENT EVENTS FOR THE PERIOD FEBRUARY 11, 2002 TO MARCH 27, 2003

     On March 4, 2002 Jupiters Limited ("Jupiters") and TABCORP Holdings Limited ("TABCORP") announced a proposal to merge and have agreed an exclusivity period to negotiate a Merger Implementation Agreement and to undertake reciprocal due diligence.

     The merger will be subject to the approval of the Treasurer of Queensland.


================================================================================


                  JUPITERS LIMITED AND ITS CONTROLLED ENTITIES

                 NOTES TO THE FINANCIAL STATEMENTS - (Continued)

9. SUBSEQUENT EVENTS FOR THE PERIOD FEBRUARY 11, 2002 TO MARCH 27, 2003 - (CONTINUED)

     MERGER TERMS

     Jupiters' ordinary shareholders will receive on average from TABCORP:

     - 24 TABCORP shares; and
     - A$285.00 cash

     for every 100 Jupiters' ordinary shares they own.

     Jupiters' ordinary shareholders will receive from Jupiters:

     - A proportion of Centrebet sale proceeds; and
     - A fully franked special dividend of A$0.75 cash per Jupiters' ordinary share.

     The special dividend will have attached franking credits of approximately A$0.32 per Jupiters' ordinary share but will be subject to receiving a satisfactory tax ruling.

     The merger proposal for ordinary shareholders implies a value of A$6.06 (based on the volume weighted average price of TABCORP shares traded on the Australian Stock Exchange in the three months to the date of this announcement (A$10.26)). In addition, Jupiters' ordinary shareholders will receive the value of the franking credits and the value of their proportion of the Centrebet sale proceeds.

     Holders of Jupiters' reset preference shares will be offered A$105.26 cash for each preference share, plus accrued dividends.


================================================================================


REPORT OF INDEPENDENT ACCOUNTANTS


To the Shareholders of Jupiters Limited

We have audited the accompanying consolidated statements of the financial position of Jupiters Limited as of 31 December 2002 and 30 June 2002, and the related consolidated statements of financial performance, and cash flows for the six months ended 31 December 2002 and 31 December 2001. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Australia. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement preparation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Jupiters Limited at 31 December 2002 and 30 June 2002, and the consolidated results of its operations and its cash flows for the six months ended 31 December 2002 and 31 December 2001, in conformity with accounting principles generally accepted in Australia.

Accounting principles generally accepted in Australia vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have effected the determination of consolidated net profit for the six months ended 31 December 2002 and 31 December 2001, and the determination of consolidated equity as of 31 December 2002 and 30 June 2002, to the extent summarised in Note 8 to the financial statements.

As discussed more fully in Note 1 to the consolidated financial statements, the Company adopted Australian Accounting Standard AASB 1044 "Provisions, Contingent Liabilities and Contingent Assets" effective July 1, 2002.






ERNST & YOUNG


Brisbane, Australia
11 February 2003 (except with respect to matters discussed in Notes 8 and 9, as to which the date is 27 March 2003).


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